EXHIBIT 4(b) (xvi)

[LLOYDS TSB LOGO]

Mr. M.A. Scicluna

7th August, 2008

DIRECTORSHIP

Following the Financial Services Authority’s approval of your application for approved person/directorship status, I am delighted that the board of Lloyds TSB Group plc has subsequently confirmed your appointment as an independent non-executive director with effect from 1st September, 2008. You will also become a member of the audit committee and join the board of Lloyds TSB Bank plc from the same date. I understand it is intended that you will become a member of the risk oversight committee as well.

So that we may attend to the formalities, I should be grateful if you would review and complete the enclosed forms and return them to me.

Any future changes to the information in these forms, including any which might affect your position as an independent non-executive director or constitute a conflict of interests, should be routed through me, please.

You will see from the items in the attached folder that non-executive directors are appointed for specified terms, with the initial term not exceeding three years, subject to the provisions of the Companies Act and the articles of association, including those relating to election/re-election by the shareholders at annual general meetings. Further terms would be appropriate, if you and the board were to agree in due course.

An indication of the amount of time non-executive directors are expected to devote to the company’s affairs is outlined in section (5) of item 1(E) of the folder. By accepting these appointments you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. We should, therefore, be grateful if you would seek the agreement of the Chairman before accepting additional commitments that might impact on the time you are able to devote to your role as a non-executive director of the companies.

There is also information in the folder about the role, duties and responsibilities of directors, as well as details regarding fees for board and committee membership.

Lloyds TSB Group plc is registered in Scotland no. 95000
Registered office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH
Lloyds TSB Bank plc is registered in England and Wales no. 2065
Registered office: 25 Gresham Street, London EC2V 7HN

Other information included in the folder relates to the process regarding the evaluation of the performance of the board, its committees and individual directors; directors’ and officers’ liability insurance; taking independent professional advice at the company’s expense; and board committees.

It is the Group’s current policy to indemnify its directors and a deed of indemnity will be sent to you for signing nearer the time.

Details about the induction arrangements for new directors are given in item 1(H) of the folder. I am also attaching a draft introduction programme and I shall liaise with you shortly about arranging meetings.

As mentioned in a previous letter, our directors may, if they wish, apply to the Registrar of Companies to have a “service address” recorded at Companies House for security purposes, rather than have their usual residential address displayed in public. I have drafted the form for you to complete accordingly. You are encouraged to use the above mentioned Gresham Street address for business correspondence whenever appropriate. Arrangements will, of course, be made to send you any mail received here.

Directors are encouraged to hold shares in Lloyds TSB Group plc and unless you already have a shareholding, you may wish to buy some, so that it appears in the report and accounts, at the end of the year, that you have a stake in the group. In due course, the Group Compliance Director will send you details of the procedure for dealing in shares, together with explanatory notes on the code of market conduct/model code. If you were to acquire shares in the company prior to your appointment on 1st September, the dealing procedure would not, of course, apply.

I am sorry about the formality of this letter, which is designed to be publicly available, to meet corporate governance requirements.

I hope that you will not hesitate to contact me for assistance in any matters during the term of your directorship.

/S/ Margaret Coltman

Margaret Coltman
General Counsel & Company Secretary
Lloyds TSB Group plc and
Lloyds TSB Bank plc

Enclosures

Personal details
Personal folder
Draft introduction programme

Lloyds TSB Group plc is registered in Scotland no. 95000
Registered office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH
Lloyds TSB Bank plc is registered in England and Wales no. 2065
Registered office: 25 Gresham Street, London EC2V 7HN